August 26, 2011

Jeremy C. Smith, Esq.
Ropes & Gray LLP
One Metro Center
700 12th Street, NW, Suite 900
Washington, DC 20005-3948

 Re: DoubleLine Opportunistic Credit Fund
      File Nos. 333-175891 and 811-22592

Dear Mr. Smith:

On July 29, 2011, you filed a registration statement on Form N-2 for DoubleLine Opportunistic Credit Fund (the "Fund") in connection with the registration of its common stock. We have reviewed the registration statement, and have provided our comments below. For convenience, we generally organized our comments using headings, defined terms and page numbers from the registration statement.

Prospectus

Cover Page

1.   The Fund's name includes the term "Credit." However, disclosure in the prospectus provides that, under normal circumstances, the Fund "intends to invest at least 80% of its total assets in debt securities and income-producing investments of any kind." Since "credit" is used to describe various types of debt securities, and since the Fund's 80% policy would enable it to be fully invested in dividend-paying common stocks or other securities not typically associated with the term "credit," please revise the 80% policy so it is consistent with the Fund's name (i.e., limited to debt securities). Also, disclosure provides that, under normal circumstances, the Fund *intends* to invest at least 80% of its assets in debt securities. Please revise the policy to state that the Fund *will* invest at least 80% of its assets in a manner consistent with its name. See Rule 35d-1(a)(2) under the Investment Company Act of 1940.

2.   *Investment Strategy*. Disclosure states that the Fund may invest, without limitation, in residential and commercial mortgage-backed securities and asset-backed securities. Please add disclosure to make clear that the Fund considers privately-issued mortgage-backed and asset-backed securities to represent an industry or group of related industries for purposes of the Fund's fundamental policy on industry concentration.

Summary (Page 3)

3.   The first paragraph on this page states that the Fund may use various derivative strategies. Please advise us whether derivatives will be used for meeting the Fund's 80% asset policy and, if so, please explain to us how the Fund will value derivatives for meeting its 80% asset policy. Additionally, in your response letter to us, please provide an affirmative statement that the Fund will not use the notional value of its derivative investments for purposes of its 80% asset policy.

4.   As derivatives are considered part of the Fund's investment strategy, please review the derivatives disclosure throughout the registration statement in light of the observations set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010. http://www.sec.gov/divisions/investment/guidance/ici073010.pdf.

5.   *Portfolio Contents*. The first paragraph of this section states that the Fund may invest in other investment companies. Please confirm to us that any expenses incurred by investing in other investment companies will be included in the fee table. See General Instruction 10 to Item 3 of Form N-2.

6.   *Leverage.* The first paragraph of this section states that the Fund intends to add leverage to its portfolio through the issuance of commercial paper. Please advise us whether the Fund intends to file a registration statement under the Securities Act of 1933 with regard to its offering of commercial paper. We may have additional comments based on your response.

7.   The first paragraph of this section also provides that the Fund expects to enter into short sale transactions. Please confirm that the fee table will include, as an expense, an estimate of dividends paid on the Fund's short sale transactions. See AICPA Audit and Accounting Guide: Investment Companies, Paragraph 7.93.j (May 2010).

Prospectus Summary — Principal Investment Strategies (Page 9)

8.   Disclosure in the last paragraph of page 9 provides that the Fund may purchase real estate investment trust (REIT) equity or debt securities. Please describe the risks associated with these types of investments in the Prospectus Summary.

9.   Disclosure in the second paragraph of page 10 states that the Fund may engage in credit default swaps ("CDSs"). Please disclose that the Fund may write CDSs, why the Fund believes that writing CDSs is consistent with its investment objective and, later in the Prospectus Summary, disclose the specific risks of writing CDSs.

Prospectus Summary — Investment Adviser (Page 12)

10. The first paragraph of this section states that the Adviser will receive an annual fee in an amount equal to 1.25% of the Fund's "total managed assets," defined as total assets of the Fund (including assets attributable to any reverse repurchase agreements, borrowings and preferred shares that may be outstanding) minus accrued liabilities (other than liabilities representing reverse repurchase agreements and borrowings). Please inform us whether the Fund's derivative investments are included in the calculation of "total managed assets" and, if so, how those derivatives will be valued for that purpose. Also, please provide us with the calculation of the advisory fee as described in the Advisory Agreement. We may have additional comments after reviewing your response.

Prospectus Summary — Principal Risks of the Fund (Page 14)

11. *High Yield Risk.* Please add the term "Junk Bonds" to the term "High Yield Risk" in the heading for this section.

12. *Counterparty Risk*. Disclosure provides that the Fund will be subject to credit risk with respect to the counterparties to derivative contracts and other instruments entered into by the Fund. Please inform us whether the Fund will have any limits on the amount of exposure it may have to a particular counterparty. We may have additional comments after reviewing your response.

Summary of Fund Expenses (Page 33)

13. In the table of Shareholder Transaction Expenses, the second line item states "Offering Expenses Borne by the Fund." As all offering expenses are paid either directly or indirectly by shareholders, please delete the words "Borne by the Fund" from this line item.

14. Administration fees paid to the investment adviser or its affiliates must be included in either "Management Fees" or "Other Expenses." In the table of Annual Expenses, the Fund uses a third caption, "Administration Fees." Please review the requirements of Instruction 7.a to Item 3 of Form N-2 and, if the administration fees will be paid to the adviser or its affiliates, revise the table of Annual Expenses accordingly.

15. Since the Fund has the intention of issuing commercial paper, please revise footnote (6) to state that the line item "Interest Expense on Borrowed Funds" includes the interest expense of issuing commercial paper.

Repurchase of Common Shares; Conversion to Open-End Fund (Page 76)

16. This section discloses the possibility that the Fund may transact tender offers for its common shares. Please revise disclosure to state that, when a tender offer is made, notice will be provided to shareholders describing the terms of the tender offer, and that the notice will contain

information shareholders should consider in deciding whether or not to participate in the tender offer, as well as detailed instructions on how to tender their shares. Please also disclose when the purchase price of shares will be determined, and how shareholders may readily ascertain the net asset value per share during the period that the tender offer is open. See Guide 2 to Form N-2.

17.   This section also discloses the possibility that the Fund may convert to an open-end investment company. Please add disclosure that an investment in an open-end fund raises risks for investors that are different from an investment in a closed-end fund, and include a description of these different risks. Also disclose whether the Fund contemplates charging sales or redemption fees upon conversion to an open-end fund, and whether redemptions will be made in cash or securities. Additionally, please disclose in this section the requisite shareholder vote to effect a conversion to an open-end fund. See Guide 4 to Form N-2.

Statement of Additional Information

Investment Restrictions (Page 43)

18.   Fundamental Investment Restriction (4) states that loan participations will be considered investments in the industry of the underlying borrower, and that derivatives counterparties are not considered to be part of any industry,   Please explain to us why loan participations will not also be considered to be investments in the industry of the issuer of the loan participations, and why derivatives counterparties are not considered to be part of any industry. We may have additional comments after reviewing your response.

Management of the Fund (Page 44)

19.   We notice that much of the information for this section will be filed by amendment. Please ensure that the amendment includes the information required by Item 18 of Form N-2, particularly as concerns the leadership structure of the Board, and why it has been determined that the leadership structure is appropriate; the Board's role in risk oversight; a brief discussion the specific experience, qualifications, attributes or skills of each individual director that led to the conclusion that the individual should serve as a director of the Fund; and any directorships held by each director during the past five years. See Item 18 of Form N-2.

General Comments

20.   Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

21.   We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

22.   If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective, in reliance on Rule 430A under the Securities Act of 1933 (the "Securities Act"), please identify the omitted information to us, preferably before filing the final pre-effective amendment.

23.   Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

24.   Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

25.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

        We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

* * * * *

Should you have any questions prior to filing an amendment, please feel free to contact me at (202) 551-6959.

Sincerely,

Edward P. Bartz
Staff Attorney